DREYFUS INVESTMENT FUNDS

Dreyfus/Standish Global Fixed Income Fund

Sub-Item 77M and 77Q1(g)

During the reporting period ended June 30, 2013, Dreyfus/Standish Global Fixed Income Fund (the “Acquiring Fund”), a series of Dreyfus Investment Funds, was the surviving entity of a reorganization with Dreyfus/Standish International Fixed Income Fund (the “Acquired Fund”), also a series of Dreyfus Investment Funds.

On July 25-26, 2012, Dreyfus Investment Fund’s Board considered the reorganization and approved an Agreement and Plan of Reorganization (the “Plan”) providing for the transfer of all assets, subject to liabilities, of the Acquired Fund in exchange for the Acquiring Fund’s shares having an aggregate net asset value of the Acquired Fund’s shares as described below (the “Reorganization”).

At a Special Meeting of Shareholders of the Acquired Fund held on November 15, 2012, shareholders of the Acquired Fund voted to approve the Plan with respect to their Fund. The votes of the Acquiring Fund’s shareholders were not solicited since their approval or consent was not required for the Reorganization.

After the close of business on January 25, 2013, the Reorganization of the Acquired Fund was consummated with respect to its Plan. Shareholders of the Acquired Fund received shares of the Acquiring Fund in an amount equal to the aggregate net asset value of their investment in the Acquired Fund at the time of the Reorganization. The Acquired Fund distributed such Acquiring Fund shares among its shareholders.

A copy of the Plan was filed on July 30, 2012 as part of the Acquiring Fund’s Registration Statement under the Securities Act of 1933, as amended, on Form N-14.